Filed by HealthCor Catalio Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: HealthCor Catalio Acquisition Corp.

Commission File No. 001-39949

HYPERFINE ANNOUNCES FORMATION OF MEDICAL ADVISORY BOARD

Ten thought leaders in neurology, radiology, neurosurgery, and global healthcare to assist Hyperfine with strategic direction, quality improvement, and program effectiveness.

(October 14, Guilford, CT) - Hyperfine, Inc., creator of the first FDA-cleared portable magnetic resonance imaging (MRI) system™, Swoop®, today announced the appointment of Michael Brant-Zawadzki, M.D., Fady Charbel, M.D., Murat Gunel, M.D., Brian Litt, M.D., Michael Modic, M.D., Shahid Nimjee, M.D., Roderick Pettigrew, M.D., Michael Schulder, M.D., Eliot Siegel, M.D., and James Smirniotopoulos, M.D., to the Hyperfine Medical Advisory Board (MAB).

The Hyperfine MAB is composed of world-renowned doctors specializing in neurology, radiology, neurosurgery, and global health. They will work closely with the company’s leadership team to advise on Hyperfine technology, provide insight to the company on hospital workflow improvement, procedure development, and successful implementation of Hyperfine imaging programs around the world.

According to the World Health Organization, two-thirds of the world’s population have no access to basic radiology services. Additionally, a study published in the Journal of the American College of Radiology showed that delayed access to advanced imaging technology like MRIs increases the likelihood of missed imaging appointments, particularly among underrepresented populations and patients of lower socioeconomic status. Together with Hyperfine, the MAB will focus on reshaping how hospitals access and utilize imaging technology, with the ultimate goal of improved patient care.

“Our mission is to change the future of healthcare around the world by creating brain imaging technology that is accessible and affordable,” said Khan Siddiqui, M.D., Chief Medical Officer and Chief Strategy Officer of Hyperfine. “Access to imaging technology is a human right that we value deeply. The Hyperfine MAB brings a wealth of insight from their work in medicine and science that we believe will play a pivotal role in shaping the future of Hyperfine and the impact we can make within the hospital environment for both patients and doctors.”

Members of the Hyperfine MAB include:

●	Michael Brant-Zawadzki, M.D., Senior Physician Executive at Hoag Health Network in Newport Beach, California. He holds the Ron and Sandi Simon Executive Medical Director Endowed Chair of the Pickup Family Neurosciences Institute at Hoag, having led the Institute from its inception. Dr. Brant-Zawadzki is a Gold Medal recipient from the Society of Magnetic Resonance in Medicine and has authored over 250 papers and numerous textbooks, including the first text on Magnetic Resonance Imaging of the Central Nervous System.

•	Fady Charbel, M.D., Head of the Department of Neurosurgery and Chief Clinical Service Director, Neurovascular Program, University of Illinois at Chicago. Dr. Charbel currently holds eight patents and is the developer and co-inventor of both the Charbel Micro-flowprobe®, designed for use in intracranial surgery, and the NOVA® system, which measures blood flow in the brain as part of diagnosis and treatment of cerebrovascular disease. He is an internationally recognized clinical expert, researcher, and educator in stroke, brain aneurysms, and complex cerebral tumors.

●	Murat Gunel, M.D., Chair of the Department of Neurosurgery and Chief of Neurosurgery at Yale New Haven Health System. He is a pioneer and innovator in advanced neurosurgical techniques and serves as the Co-Director of the Yale Program on Neurogenetics. In addition to being a clinical expert in neurovascular surgery, Dr. Gunel leads a research laboratory that completed the two largest genome-wide associate studies (GWAS) aimed at better understanding the genetic risk for intracranial aneurysms.

●	Brian Litt, M.D., Professor of Neurology and Professor of Bioengineering at the University of Pennsylvania Perelman School of Medicine and Director of the Penn Epilepsy Center. Dr. Litt is also the Director of The Center for Neuroengineering and Therapeutics, a cutting-edge initiative between the Perelman School of Medicine and the School of Engineering and Applied Sciences that serves as a catalyst across the University of Pennsylvania to develop partnerships with industry and create innovative technology and devices.

•	Michael Modic, M.D., Senior Vice President of Population Health and Professor of Radiology and Radiological Sciences at Vanderbilt University School of Medicine. He is a member of the Board of Trustees of the Cleveland Clinic Foundation and recipient of the Gold Medal of the Society of Magnetic Resonance in Imaging. Dr. Modic practiced for over 35 years at the Cleveland Clinic, serving as Chairman of the Division of Radiology, Chairman of the Neurological Institute, and Chief Clinical Transformation Officer. Here he oversaw the opening of Cleveland Clinic imaging sites across the U.S. and the expansion of its clinical presence in several cities around the world.

●	Shahid Nimjee, M.D., Co-director of Ohio State Wexner Medical Center's Comprehensive Stroke Center and an Associate Professor at the Wexler School of Medicine, Ohio State University. He is a practicing neurological surgeon with dual training in both open and endovascular neurosurgery. Dr. Nimjee leads a translational research laboratory focused on discovering more effective and safer therapies to treat patients suffering from stroke and other thrombotic diseases.

•	Roderick Pettigrew, M.D., CEO of EnHealth and Executive Dean for EnMed at Texas A&M University. He is the founding director of the National Institute of Biomedical Imaging and Bioengineering at the National Institutes of Health. He was elected to the National Academy of Medicine in 2007 and the National Academy of Engineering in 2010 for his use of MRI in human blood-flow studies and for leading advancements in bioengineering research and education.

•	Michael Schulder, M.D., Vice Chair of Neurosurgery at North Shore University Hospital and Long Island Jewish Medical Center. He is also Director of the Brain Tumor Center of the Northwell Neuroscience Institute and a practicing neurosurgeon for more than 30 years. Dr. Schulder is an expert in a full range of brain surgery techniques and has been a pioneer in utilizing new image guidance methods for neurosurgery, including the incorporation of low-field and intraoperative MRI.

●	Eliot Siegel, M.D., Professor and Vice Chair at the University of Maryland School of Medicine, Department of Diagnostic Radiology. Under his leadership as the Chief of Radiology and Nuclear Medicine, the Veterans Affairs Maryland Healthcare System became the first 100% filmless radiology department in the world. He is a fellow of the American College of Radiology and the Society of Imaging Informatics in Medicine and on the Society of Computer Applications in Radiology Board of Directors. He has written over 200 articles and book chapters and given hundreds of presentations related to computer applications in imaging and medicine.

•	James Smirniotopoulos, M.D., Professor and Chair of Radiology at the Uniformed Services University of the Health Sciences. He is the former Chief of Neuroradiology at the Armed Forces Institute of Pathology in Washington D.C., which is responsible for training radiology residents throughout the U.S. He serves as the Editor of the American College of Radiology Learning File and the Chief Editor of the MedPix™ Radiology Database and Teaching File.

“Swoop has been an invaluable resource in time-critical situations, allowing us to quickly diagnose and treat stroke patients to ensure the best possible patient outcome,” said Dr. Shahid Nimjee. “I look forward to working with my fellow Medical Advisory Board members to expand the clinical potential for Hyperfine’s technology.”

“Hyperfine’s Swoop offers a real breakthrough in imaging technology and clinical application, particularly in low-resource settings where specialized infrastructure and resources are not readily available,” said Dr. Murat Gunel. “Working alongside this renowned group of leaders in the medical community will be an exciting opportunity to make an impact in global healthcare.”

For more information about Hyperfine, please visit https://www.hyperfine.io.

About Hyperfine and the Swoop® Portable MRI System™

Hyperfine, Inc. is the groundbreaking medical device company that created Swoop®, the world’s first FDA-cleared portable MRI system. Hyperfine designed Swoop to enable rapid diagnoses and treatment for every patient regardless of income, resources, or location, pushing the boundaries of conventional imaging technology and expanding patient access to life-saving care. The Swoop® Portable MR Imaging System™ produces high-quality images at a lower magnetic field strength, allowing clinicians to quickly scan, diagnose and treat patients in various clinical settings. Swoop can be wheeled directly to the patient’s bedside, plugged into a standard electrical wall outlet, and controlled by an iPad®. Designed as a complementary system to conventional MRIs at a fraction of the cost, Swoop captures images in minutes, providing critical decision-making capabilities in emergency departments (ED), operating rooms (OR), and intensive care units (ICU), among others.

Important Information about the Business Combination and Where to Find It

In connection with the proposed business combination (the “Business Combination”) between HealthCor Catalio Acquisition Corp. (the “HealthCor”), Hyperfine, Inc. (“Hyperfine”) and Liminal Sciences, Inc. (“Liminal”), HealthCor has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (as amended, the “Registration Statement”), which includes a preliminary proxy statement/prospectus and will include a definitive proxy statement/prospectus, and certain other related documents, which will be both the proxy statement to be distributed to holders of HealthCor’s ordinary shares in connection with HealthCor’s solicitation of proxies for the vote by HealthCor’s shareholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of HealthCor to be issued in the Business Combination. HealthCor’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus, when available, as well as other documents filed with the SEC in connection with the Business Combination, as these materials will contain important information about the parties to the Business Combination Agreement, HealthCor and the Business Combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to shareholders of HealthCor as of a record date to be established for voting on the Business Combination and other matters as may be described in the Registration Statement. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov. In addition, the documents filed by HealthCor may be obtained free of charge from HealthCor’s website at www.hcspac.com or by written request to HealthCor at ir@hccspac.com.

Participants in the Solicitation

HealthCor and its directors and executive officers may be deemed participants in the solicitation of proxies from HealthCor’s shareholders with respect to the Business Combination. You can find information about HealthCor’s directors and executive officers and their ownership of HealthCor’s securities in the Registration Statement for the Business Combination, which is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants is contained in the Registration Statement.

Hyperfine, Liminal and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of HealthCor in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination is contained in the Registration Statement.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. HealthCor’s, Hyperfine’s and Liminal’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Hyperfine’s expectations with respect to future performance, development and commercialization of products and services; the role of the Hyperfine MAB and its anticipated impact on Hyperfine and the future of healthcare; and the size and potential growth of current or future markets for, and the potential benefits of, Hyperfine’s and the combined company’s products and services. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside HealthCor’s, Hyperfine’s and Liminal’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the ability of HealthCor, Hyperfine and Liminal to meet the closing conditions in the Business Combination Agreement, including due to failure to obtain approval of the shareholders of HealthCor, Hyperfine and Liminal or certain regulatory approvals, or failure to satisfy other conditions to closing in the Business Combination Agreement; (2) the occurrence of any event, change or other circumstances, including the outcome of any legal proceedings that may be instituted against HealthCor, Hyperfine or Liminal following the announcement of the Business Combination Agreement and the transactions contemplated therein, that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transactions contemplated therein to fail to close; (3) the inability to obtain or maintain the listing of the combined company’s Class A common stock on the Nasdaq Stock Market, as applicable, following the Business Combination; (4) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (5) the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably and retain its key employees; (6) costs related to the Business Combination; (7) changes in applicable laws or regulations; (8) the inability of the combined company to raise financing in the future; (9) the success, cost and timing of Hyperfine’s, Liminal’s and the combined company’s product development activities; (10) the inability of Hyperfine, Liminal or the combined company to obtain and maintain regulatory clearance or approval for their products, and any related restrictions and limitations of any cleared or approved product; (11) the inability of Hyperfine, Liminal or the combined company to identify, in-license or acquire additional technology; (12) the inability of Hyperfine, Liminal or the combined company to maintain Hyperfine’s or Liminal’s existing or future license, manufacturing, supply and distribution agreements; (13) the inability of Hyperfine, Liminal or the combined company to compete with other companies currently marketing or engaged in the development of products and services that Hyperfine or Liminal is currently marketing or developing; (14) the size and growth potential of the markets for Hyperfine’s, Liminal’s and the combined company’s products and services, and each of their ability to serve those markets, either alone or in partnership with others; (15) the pricing of Hyperfine’s, Liminal’s and the combined company’s products and services and reimbursement for medical procedures conducted using Hyperfine’s, Liminal’s and the combined company’s products and services; (16) Hyperfine’s, Liminal’s and the combined company’s estimates regarding expenses, future revenue, capital requirements and needs for additional financing; (17) Hyperfine’s, Liminal’s and the combined company’s financial performance; (18) the impact of COVID-19 on Hyperfine’s and Liminal’s businesses and/or the ability of the parties to complete the Business Combination; and (19) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” in the Registration Statement, and in HealthCor’s other filings with the SEC. HealthCor, Hyperfine and Liminal caution that the foregoing list of factors is not exclusive, and they caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. HealthCor, Hyperfine and Liminal do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

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Media Contact

Emily Barnes

APCO Worldwide

ebarnes@apcoworldwide.com